

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2013

Via E-mail
Nicholas S. Schorsch
Chief Executive Officer
ARC Realty Finance Trust, Inc.
405 Park Avenue
New York, New York 10022

> **Re:** **ARC Realty Finance Trust, Inc.**
> **Amendment No. 1 to Confidential Draft Registration Statement on**
> **Form S-11**
> **Submitted December 28, 2012**
> **File No. 377-00056**

Dear Mr. Schorsch:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We have referred your response to comment 5 in our letter dated December 20, 2012 to the Division of Investment Management.

2. We will continue to monitor for your revised prior performance tables in response to comments 26, 27 and 28 in our letter dated December 20, 2012.

3. We note your response to comment 10. While we do not believe further changes to the prospectus are necessary on this point, please be advised that we believe a 20% or greater change in offering price would typically necessitate the filing of a post-effective amendment rather than a supplement.

Funds from Operations and Modified Funds from Operations, page 134

4.   We note your revisions in response to comment 21. However, given that you primarily intend to invest in commercial real estate debt and that the adjustments described in this section appear to predominantly focus on investments in properties, it is still difficult to understand why these are the supplemental performance measures you intend to report and how they are useful. Please revise to emphasize adjustments specific to debt investments and explain why these adjustments are useful. For example, please specifically address provisions for loan losses, impairments on loans, and changes in the fair value of your MBS and real estate securities portfolio.

Summary Information, page 139

5.   We note your revised disclosure in response to comments 22. Please further revise to summarize the differences between the registrant's targeted investments and the prior programs' targeted investments.

Undertakings

6.   We note your response to comment 31. Please tell us how you intend to update the prospectus to include any required financial statements related loan originations or acquisitions. Refer to Staff Accounting Bulletin 1I and the Division of Corporation Finance's Financial Reporting Manual Section 2350.

Exhibits

7.   We were unable to locate the legal opinion. Please provide a draft copy for us to review with your next amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Rosemarie A. Thurston
Leslie Solomon
Alston & Bird LLP